UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

5 November 2003

BLUE SQUARE - ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ipenso@coop.co.il

BLUE SQUARE-ISRAEL LTD ANNOUNCES IMPLEMENTATION OF EFFICIENCY PLAN

ROSH HAAYIN, Israel, Nov. 5 -- Blue Square-Israel Ltd. (NYSE: BSI; hereinafter: the "Company") announced today that it is implementing the efficiency plan adopted by the Company, which includes dismissal of employees pursuant to an agreement executed between the Company, the Hisdadrut HaClalit Hachadasha (labor union) and the Company's employees committee. As part of the efficiency plan, the Company also intends to close unprofitable stores.

As a result of the implementation of the efficiency plan, the Company expects to record in its financial statements as of September 30, 2003 a reserve for a write down in the value of assets and a reserve for the dismissal of employees. The effect of this plan on the net income of the Company is expected to be NIS 32-38 million.

The data set forth above is still subject to review and subject to changes based on, among other things, the process of preparation and review of the Company's financial statements as of September 30, 2003 which has not been finalized and will continue until shortly before the approval of the financial statements.

The approval and publication of the Company's financial statements as of September 30, 2003 are currently planned for or about the middle of November 2003.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996.